EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement No. 333-148195 on Form S-3 of our report dated March 11, 2008, relating to the consolidated financial statements of Clearwire Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the change in accounting for stock-based compensation upon adoption of Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment), appearing in the Annual Report on Form 10-K of Clearwire Corporation for the year ended December 31, 2007, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
DELOITTE & TOUCHE LLP
Seattle, WA
March 21, 2008